Randstad North America
2015 South Park Place
Atlanta, Georgia 30339

randstad
work solutions™

RECEIVED
2004 DEC 15 P 3:44
OFFICE OF INTERNATI
CORPORATE FINAN

04054104

December 14, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose English language versions of all press releases filed with the Amsterdam Exchange since August 4, 2004, the date of Randstad Holding, nv's last filing with the SEC.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7114.

Very truly yours,

Steven J. Whitehead

Steven J. Whitehead
General Counsel

Enclosures

cc: James H. Reese (w/o enclosures)
Marianne Scholten (w/o enclosures)

PROCESSED
JAN 05 2005
THOMSON
FINANCIAL

randstad holding

Randstad Q3 results 2004

Highlights Q3

- Diluted earnings per share before amortization goodwill € 0.44; up by 83% (Q3 2003: € 0.24)
- Revenue up by 12% (organically*) to € 1,560.2 million, almost all operating companies outperformed the market, revenue growth in the Netherlands accelerated from 2% to 6% year-over-year
- Efficiency further improved: operating expenses 16.2% of revenue (Q3 2003: 17.4%), operating margin increased to 4.8% (Q3 2003: 3.2%)
- Specialty roll-out accelerated: 55 new units opened in Q3, targeting the markets for IT services, call centers, recruitment, medical and finance specialists (specialty revenue 25% of total revenue)
- Market leadership in Poland achieved through acquisitions of Intersource and Job Net, further geographical expansion through the start-up of Randstad Hungary and the acquisition of Arvako in Sweden
- Outlook Q4 2004: diluted earnings per share (before amortization goodwill) of at least € 0.41 (Q4 2003: € 0.32), excluding one-off positive tax effects

"Our year-to-date profitability more than doubled compared to last year, and we recorded another quarter with double digit growth. We are sticking to the plans we announced earlier. We are growing organically in important markets, again also in the Netherlands. We are rolling out specialties and introducing new products. And we are growing geographically, with a combination of start-ups and careful acquisitions", says Ben Noteboom, CEO Randstad Holding. "The demand for our services will keep increasing. With the efforts and the qualities of our people, the strength of our concepts and our brands, and with a high consistency in execution, we are well-positioned to further strengthen our leading position in the market."

In millions of €	Q3 2004	Q3 2003	Ytd 2004	Ytd 2003
Revenue	1,560.2	1,408.0	4,217.5	3,902.0
Organic growth[1]	12%		9%	
Operating expenses	252.8	245.5	732.7	740.2
Operating profit	74.7	44.7	150.5	63.1
Net income	52.1	29.0	104.6	38.8
In €				
Diluted earnings per ordinary share before amortization goodwill	0.44	0.24	0.87	0.29

Third quarter and year-to-date performance 2004

Revenue totaled €1,560.2 million, up by 11% from the same quarter last year (Q3 2003: € 1,408.0 million). Organic growth in the quarter amounted to 12%, year-to-date organic revenue growth amounted to 9%. High year-over-year organic growth was realized in Belgium (+18%), Germany (+11%), Italy (+30%), North America (+18%) and Spain (+23%). A strong improvement in performance was achieved by Randstad in the United Kingdom (+25%), to a large extent driven by new clients in the in-house services segment. Year-over-year growth in the Netherlands accelerated from a modest 2% in Q2 2004 to 6% in Q3 (organic growth 5%).

Group gross profit was up by 13% compared to the same quarter of 2003, resulting in a Q3 gross margin of 21.0% in the third quarter (Q3 2003: 20.6%). Year-to-date gross profit amounted to € 883.2 million, an organic increase of 11% (YTD 2003: € 803.3 million).

During Q3 the gross margin in the Netherlands declined somewhat as a result of margin pressure and mix effects (Q3 2004: 24.3% versus Q3 2003: 24.6%). As in previous quarters the gross margin of Randstad North America decreased year-over-year due to higher social insurance costs and also mix effects (Q3 2004: 18.3% versus 19.1% in Q3 2003). The gross margin of Randstad in Germany was strong (29.3% versus 22.8% in Q3 2003).

Operating expenses improved in Q3 to 16.2% of Group revenue (17.4% in Q3 2003). They increased by approximately € 7 million in Q3 2004 compared to Q2 2004. Two causes explain most of this increase. Firstly, an additional charge related to IT expenses amounting to approximately € 3 million was included in operating expenses. Secondly, personnel expenses increased as a result of again higher accruals for performance-related variable pay. Furthermore, Randstad continues to invest in growth areas (people and branches), specialty roll-out (55 new units added) and the development of new service concepts and markets. Year-to-date operating expenses were down by 1% (YTD 2004 € 732.7 million and YTD 2003 € 740.2 million).

The operating profit in the third quarter was € 74.7 million, € 30 million or 67% more than previous year (Q3 2003: € 44.7 million) with a 4.8% operating margin (Q3 2003: 3.2%).

DSO in Q3 was 54 days (Q3 2003: 52 days). The current receivables in the cash flow statement increased in line with revenue growth (negative € 83.6 million versus negative € 28.4 million in Q3 2003). Total cash flow from operations was € 70.0 million (€ 102.9 million in Q3 2003). Net investments in tangible fixed assets in the third quarter were € 7.9 million, an increase compared to last year's € 4.0 million, year-to-date net investments amounted to € 22.9 million. Net investments are below the level of depreciation (Q3 2003 € 10.1 million and year-to-date € 31.1 million). Overall, at the end of Q3 there was a net cash position of € 56.3 million (Q3 2003: net debt of € 108.2 million).

Performance by segment

Mass-customized Europe: improved efficiency, operating margin improved from 4.7% to 6.7% In Q3, revenue grew organically by 10% to € 1,083.4 million (Q3 2003: € 976.0 million). Gross profit increased organically by 14% to € 240.9 million, while the operating margin increased to 6.7% (4.7% in Q3 2003). The highest growth was achieved at large accounts and in the industrial segment, however the administrative segment also showed growth in most countries. In Belgium, particularly high growth was realized in the specialties segment. Overall, productivity increased on average by around 9%. In comparison to Q3 2003 approximately 230 corporate employees were added, primarily for the roll-out of specialties targeted at the markets for IT services, call centers, recruitment, medical and finance specialists. A limited number of new branches were opened in countries that continue to experience high growth. Overall capacity (measured in branches and productivity), however, is not yet at full utilization.

In-house services Europe: revenue growth 16%

From the inception of in-house services in 1997, this concept generated strong growth. In the third quarter revenue totaled € 135.9 million (Q3 2003: € 117.2 million). The gross margin declined to 12.5% from 13.7%, reflecting the change in geographical mix. Price pressure within the large accounts segment also impacted the gross margin development negatively. However, the operating margin improved through the close monitoring of operating expenses and increased to 3.8% (Q3 2003: 3.5%). Especially notable in this quarter was the strong growth realized in the United Kingdom with 16 new on-sites added compared to Q3 2003.

Mass-customized and in-house services North America: profitability increased

Organic revenue growth in local currency amounted to 18% for Randstad North America compared to Q3 2003. Light industrial staffing again grew strongest, causing downward pressure on the gross margin. Growth in the administrative segment was stable. Furthermore, as in prior quarters, social insurance costs were higher than in the comparable period of 2003. The gross margin in North America in Q3 was 18.3% (Q3 2003: 19.1%), a sequential improvement compared to Q2 2004 (18.1%). Operating profit increased to € 3.8 million in Q3 2004 from € 0.9 million in Q3 last year. Randstad North America has stepped up the roll-out of specialties.

Yacht: accelerated revenue growth and operating margin up to 5.4%

Revenue in the professionals staffing segment grew by 13% to € 57.2 million (Q3 2003: € 50.4 million). Yacht in Germany continued to experience strong growth, driven by the demand for engineering specialists. In the Netherlands in Q3 growth was especially strong in the IT segment. The demand for specialists has recovered in line with the general staffing market in the Netherlands. Yacht as market leader outperformed this market growth. In Q3

Yacht's gross margin amounted to 29.2% with an operating margin of 5.4% (Q3 2003 28.8% and a negative 0.6% respectively).

Other developments

As was announced at the Q2 results, Randstad expects to finalize the liquidation of terminated activities before year-end. This will then result in a tax profit of € 11-13 million in Q4 2004.

Furthermore, if the proposed changes to the corporate income tax rate in the Netherlands are enacted without any other relevant (to Randstad) changes to the corporate income tax system, a further tax profit of approximately € 30 million will result in 2004. This is due to a revaluation of the deferred tax positions.

These developments combined are expected to result in a tax rate of 9-11% for the full fiscal year.

In the third quarter three acquisitions were announced; Job Net and Intersource in Poland, Arvako in Sweden. The Q3 numbers include the results of Job Net and Arvako from the respective closing dates. With the approval from the competition authorities in Poland, the Intersource acquisition was closed on October 28, 2004.

In 2005, Randstad Holding will adopt International Financial Reporting Standards. Based on the information that is currently available, issues that will affect Randstad have been identified. These were already described in our annual report of 2003 and an updated analysis can be found on our website: http://www.randstad.com. Except for the presentation of the preferred shares, the overall impact on the Randstad Holding balance sheet and income statement is not likely to be significant.

Outlook

Assuming current market trends will continue, we anticipate diluted earnings per ordinary share (before amortization goodwill) to amount to at least € 0.41 in the fourth quarter of 2004 (Q4 2003: € 0.32). This amount does not yet include the expected positive tax effect.

Financial agenda

Publication fourth quarter results	February 17, 2005
Publication first quarter results	May 4, 2005
General Meeting of Shareholders	May 10, 2005
Publication second quarter results	July 27, 2005
Publication third quarter results	October 26, 2005
Publication fourth quarter results	February 16, 2006
Publication first quarter results	April 27, 2006

Conference call

Today, at 14.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is + 31 (0)20 796 50 12. You can listen to to the conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of Thursday, November 4. The link is: http://www.randstad.com/holding/investor-relations/presentations.xml

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Otter-Westelaken and Profcore. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

For more information
Sandra van Campen/Frans Cornelis
Telephone
+31 (0)20 569 56 23

Consolidated income statement
(unaudited)

In millions €	Three months ended September 30 2004	Three months ended September 30 2003	Change 2004/2003	Nine months ended September 30 2004	Nine months ended September 30 2003	Change 2004/2003
Revenue	1,560.2	1,408.0	11%	4,217.5	3,902.0	8%
Cost of services	1,232.7	1,117.8	10%	3,334.3	3,098.7	8%
Gross profit	327.5	290.2	13%	883.2	803.3	10%
Personnel expenses	169.1	167.2		490.4	493.5	
Depreciation tangible fixed assets	10.1	12.3		31.1	38.9	
Amortization goodwill	1.0	0.6		2.9	1.7	
Other operating expenses	72.6	65.4		208.3	206.1	
Total operating expenses	252.8	245.5	3%	732.7	740.2	-1%
Operating profit	74.7	44.7	67%	150.5	63.1	139%
Financial income and expenses	-1.0	-3.0		-2.5	-7.0	
Income from ordinary operations before taxes	73.7	41.7		148.0	56.1	
Taxes on income	-21.6	-12.7		-43.4	-17.3	
Net income	52.1	29.0	80%	104.6	38.8	170%

	2004 (3 months)	2003 (3 months)	2004 (9 months)	2003 (9 months)
Gross margin	21.0%	20.6%	20.9%	20.6%
EBITDA margin	5.5%	4.1%	4.4%	2.7%
Operating margin	4.8%	3.2%	3.6%	1.6%
Net margin before amortization goodwill	3.4%	2.1%	2.5%	1.0%
EPS calculation				
Net income	52.1	29.0	104.6	38.8
Amortization goodwill (after taxes)	0.9	0.5	2.8	1.6
Net income before amortization goodwill	53.0	29.5	107.4	40.4
Preferred dividend	2.2	2.2	6.5	6.5
Net income for ordinary shareholders before amortization goodwill	50.8	27.3	100.9	33.9
Net income for ordinary shareholders	49.9	26.8	98.1	32.3
Earnings per ordinary share (€)	0.43	0.23	0.85	0.28
Earnings per ordinary share before amortization goodwill (€)	0.44	0.24	0.88	0.29
Average number of ordinary shares outstanding (mln)	115.3	115.3	115.3	115.3
Diluted earnings per ordinary share (€)	0.43	0.23	0.85	0.28
Diluted earnings per ordinary share before amortization goodwill (€)	0.44	0.24	0.87	0.29
Average diluted number of ordinary shares outstanding (mln)	115.8	115.3	115.7	115.3

Information by segment
(unaudited)

In millions €	Three months ended September 30 2004	2003	Change 2004/2003	Organic change
Revenue				
Mass-customized Europe	1,083.4	976.0	11%	10%
Mass-customized North America	277.1	266.5	4%	13%
In-house services Europe	135.9	117.2	16%	16%
In-house services North America	11.9	-	-	-
Yacht	57.2	50.4	13%	13%
Corporate / eliminations	-5.3	-2.1		
Total revenue	1,560.2	1,408.0	11%	12%
Gross profit				
Mass-customized Europe	240.9	209.0	15%	14%
Mass-customized North America	51.5	50.8	1%	10%
In-house services Europe	17.0	16.0	6%	6%
In-house services North America	1.4	-	-	-
Yacht	16.7	14.5	15%	15%
Corporate / eliminations	0.0	-0.1		
Total gross profit	327.5	290.2	13%	13%
Operating profit				
Mass-customized Europe	72.9	45.4	61%	59%
Mass-customized North America	3.7	0.9	311%	320%
In-house services Europe	5.1	4.1	24%	24%
In-house services North America	0.1	-	-	-
Yacht	3.1	-0.3	1,133%	1,133%
Corporate / eliminations	-10.2	-5.4		
Total operating profit	74.7	44.7	67%	68%

In millions €	Nine months ended September 30 2004	2003	Change 2004/2003	Organic change
Revenue				
Mass-customized Europe	2,903.7	2,660.8	9%	8%
Mass-customized North America	782.4	783.3	0%	10%
In-house services Europe	348.0	304.0	14%	14%
In-house services North America	30.4	-	-	-
Yacht	163.0	159.3	2%	2%
Corporate / eliminations	-10.0	-5.4		
Total revenue	4,217.5	3,902.0	8%	9%
Gross profit				
Mass-customized Europe	643.6	573.9	12%	11%
Mass-customized North America	143.0	145.0	-1%	9%
In-house services Europe	46.3	42.1	10%	10%
In-house services North America	3.7	-	-	-
Yacht	46.7	42.7	9%	9%
Corporate / eliminations	-0.1	-0.4		
Total gross profit	883.2	803.3	10%	11%
Operating profit				
Mass-customized Europe	147.0	82.3	79%	78%
Mass-customized North America	5.8	-7.1	182%	190%
In-house services Europe	11.3	5.8	95%	95%
In-house services North America	0.1	-	-	-
Yacht	7.1	-2.5	384%	384%
Corporate / eliminations	-20.8	-15.4		
Total operating profit	150.5	63.1	139%	137%

Information by geography (unaudited)

In millions €	Three months ended September 30			
	2004	2003	Change 2004/2003	Organic change
Revenue				
Netherlands	579.8	547.4	6%	5%
Germany	175.3	158.5	11%	11%
Belgium/Luxembourg	185.9	157.1	18%	18%
France	111.4	103.7	7%	5%
Spain	108.8	88.4	23%	23%
United Kingdom	50.4	39.8	27%	25%
Italy	37.0	28.4	30%	30%
Other European countries	22.6	18.2	24%	23%
North America	289.0	265.5	9%	10%
Total revenue	1,560.2	1,408.0	11%	12%

Gross profit (% of revenue)	2004	2003
Netherlands	24.3%	24.6%
Germany	29.3%	22.8%
Belgium/Luxembourg	16.6%	15.6%
France	13.6%	13.5%
Spain	14.8%	15.2%
United Kingdom	18.5%	19.8%
Italy	17.3%	17.6%
Other European countries	19.9%	21.4%
North America	18.3%	19.1%
Total gross profit	21.0%	20.6%

	Nine months ended September 30			
	2004	2003	Change 2004/2003	Organic change
Revenue				
Netherlands	1,581.1	1,546.0	2%	1%
Germany	450.5	399.5	13%	13%
Belgium/Luxembourg	491.5	424.1	16%	16%
France	298.4	272.1	10%	8%
Spain	288.3	235.2	23%	23%
United Kingdom	127.5	110.6	15%	13%
Italy	109.6	81.9	34%	34%
Other European countries	57.8	49.3	17%	18%
North America	812.8	783.3	4%	14%
Total revenue	4,217.5	3,902.0	8%	9%

Gross profit (% of revenue)	2004	2003
Netherlands	24.9%	24.8%
Germany	26.0%	20.4%
Belgium / Luxembourg	17.4%	16.5%
France	13.4%	14.0%
Spain	15.2%	15.8%
United Kingdom	19.1%	19.5%
Italy	18.3%	18.6%
Other European countries	19.6%	21.9%
North America	18.0%	18.5%
Total gross profit	20.9%	20.6%

Consolidated balance sheet
(unaudited)

In millions €	September 30, 2004	September 30, 2003	December 31, 2003
Intangible fixed assets	17.2	6.8	12.9
Tangible fixed assets	105.6	119.0	113.3
Financial fixed assets	367.6	351.8	372.1
Fixed assets	490.4	477.6	498.3
Receivables	1,138.3	1,033.8	990.9
Cash and cash equivalents	273.7	167.9	185.6
Currents assets	1,412.0	1,201.7	1,176.5
Current liabilities	868.1	749.4	732.0
Working capital	543.9	452.3	444.5
Capital employed	1,034.3	929.9	942.8
Long-term debt	123.4	200.8	123.6
Provisions	477.7	402.9	465.4
Shareholders' equity	433.2	326.2	353.8
	1,034.3	929.9	942.8

Operating working capital	364.2	399.7	347.8
Operating capital employed	469.8	478.7	461.1
Interest-bearing debt	217.4	276.1	203.9
Net cash / (debt)	56.3	-108.2	-18.3
Balance sheet total	1,902.4	1,679.3	1,674.8

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended September 30		Nine months ended September 30	
	2004	2003	2004	2003
Operating profit	74.7	44.7	150.5	63.1
Depreciation tangible fixed assets	10.1	12.3	31.1	38.9
Amortization goodwill	1.0	0.6	2.9	1.7
Provisions	-3.0	1.6	-15.3	5.6
Income taxes received / (paid)	0.9	0.5	73.0	-2.5
Cash flow from operations before operating working capital	83.7	59.7	242.2	106.8
Current receivables	-83.6	-28.4	-228.1	-46.7
Current non-interest bearing liabilities	69.9	71.6	128.5	57.7
Operating working capital	-13.7	43.2	-99.6	11.0
Cash flow from operations	70.0	102.9	142.6	117.8
Investments in tangible fixed assets	-8.5	-4.4	-27.5	-20.5
Disposal of real estate 2002	-	-	-	34.5
Disposal of tangible fixed assets	0.6	0.4	4.6	1.4
Acquisition of group companies	-6.5	-	-7.3	-1.8
Cash flow from investments	-14.4	-4.0	-30.2	13.6
Free cash flow	55.6	98.9	112.4	131.4
Long-term debt	-	-	-0.3	-4.0
Financial fixed assets	-0.3	-	-0.5	-0.8
Short-term interest-bearing debt	12.1	-22.6	13.4	-131.8
Financing	11.8	-22.6	12.6	-136.6
Financial income and expenses	-1.0	-3.0	-2.5	-7.0
Re-issue of repurchased ordinary shares	0.8	-	0.8	-
Dividend paid on ordinary shares	-	-	-28.8	-19.6
Dividend paid on preferred shares B	-	-	-8.6	-8.6
Reimbursement to financiers	-0.2	-3.0	-39.1	-35.2
Cash flow from financing	11.6	-25.6	-26.5	-171.8
Translation differences	-	-0.1	0.3	-0.5
Net cash flow	67.2	73.2	86.2	-40.9
Changes in cash through acquisitions of group companies	1.7	-	1.9	-
Changes in cash and cash equivalents	68.9	73.2	88.1	-40.9

Changes in shareholders' equity
(unaudited)

In millions €	2004	2003
July 1	382.6	303.1
Net income for the period	52.1	29.0
Translation differences	-2.3	-5.9
Re-issue of repurchased ordinary shares	0.8	-
September 30	433.2	326.2

In millions €	2004	2003
January 1	353.8	334.5
Net income for the period	104.6	38.8
Translation differences	2.8	-27.5
Dividend paid on ordinary shares	-28.8	-19.6
Re-issue of repurchased ordinary shares	0.8	-
September 30	433.2	326.2

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Harris Interactive/Randstad U.S. election survey

US employers and employees have different views on the prospects to finding work, but this does not result in employers voting more for Bush than for Kerry, according to a Harris Interactive© survey comissioned by Randstad Holding nv.

In a recent survey, conducted last week, on how U.S. adults think the upcoming US presidential election will affect their employment opportunities, some surprising insights emerged.

U.S. employers and employees differ in their views on whether it has become easier to find work. Employers are less pessimistic on this than employees. On other aspects, such as the concern about losing one's own job in the next two years, employers and employees feel the same - only 8% of either category are very concerned.

The study shows that U.S. adults who support Bush mostly agree that the situation for finding work has stayed the same or has been improving. The Kerry supporters, on the other hand, disagree. However, this does not translate into a difference in voting preference. While economic conditions are high on the list of important issues for both camps, it is not so that U.S. employers are much more pro-Bush or pro-Kerry than employees. In fact the voting preferences are extremely close for both employers and employees.

This is the case despite the poll suggesting that those who place a priority on addressing domestic issues such as employment are likely to vote for Kerry, while those who think security and the war on terror the principal issues will tend to support Bush.

Being an expert on work related issues Randstad commissioned the poll because it wants to know what U.S. employees and employers think about the job market in America, and how this will be affected by the election.

Selected Results from the Survey

On Priorities - U.S. employees are more likely to think the U.S. government should focus on the war on terror (78% vs. 72% of employers). - U.S. employers are more likely to think the U.S. government should focus on the U.S. economy (58% vs. 52% of employees). - U.S. adults who support Bush and those that support Kerry differ on what issues they think need the most attention from the U.S. government. Bush supporters are more likely to think that the war on terror (71% vs. 41% of Kerry supporters) and homeland security (66% vs. 49% of Kerry supporters) deserve the most attention; Kerry supporters believe that the U.S. economy (84% vs. 68% of Bush supporters), health care (74% vs. 50% of Bush supporters), and job growth (67% vs. 43% of Bush supporters) deserve this attention. Democrats (66%) are more likely to think that job growth is a priority than Republicans (47%). On the Economy - U.S. employers tend to have a more optimistic opinion of current economic conditions than employees. - U.S. employers are more likely to think that general economic conditions are good/very good (32% vs. 26% of employees). - Likewise, U.S. employers are more likely to believe that their personal economic condition is good/very good (50% vs. 43% among employees). - U.S. employers are more likely to believe that it has become easier for people to find work (18% vs. 10% of employees). - U.S. adults who support Bush are more likely to believe general economic conditions to be good/very good (52% vs. 6% among Kerry supporters), whereas those supporting Kerry are more likely to believe conditions to be poor/very poor (68% vs. 15% among Bush supporters).

On Jobs - U.S. employees are more likely than employers to base their voting decision on unemployment issues (important to 81% of employees and 74% of employers), and job outsourcing (important to 74% of employees and 66% of employers). - 39% of U.S. adults who support Kerry and 21% of Bush supporters are concerned about personal job loss within the next two years). - Kerry supporters (77%) are more likely than Bush supporters (23%) to think that it has gotten more difficult for people to find jobs within the past year. - Not surprisingly, Kerry supporters (94%) think the current administration has not done enough to add jobs to the economy. Roughly three-fifths (58%) of Bush supporters believe the Bush administration has done enough to add jobs to the economy. - Kerry supporters are more likely than Bush supporters to be influenced by many employment/job market issues including job growth (93% vs. 80%), education (88% vs. 82%), social security (84% vs. 76%), unemployment (89% vs. 67%), outsourcing (81% vs. 61%), and minimum wage (62% vs. 36%). Bush supporters are more likely than Kerry supporters to be influenced by immigration policies (74% vs. 60% respectively). - U.S. adults are more likely to think that Kerry will do a better job addressing social security (43% believe will better address this issue vs. 38% for Bush), minimum wage (47% vs. 27%), job growth (44% vs. 39%), unemployment (45% vs. 36%), education (42% vs. 40%), and outsourcing (42% vs 31%). Bush is perceived as being better equipped to address immigration issues than Kerry (39% vs. 34%). - Despite the media hype, and regardless of their political leanings both U.S. employers (89%) and employees (85%) were unconcerned over there own job being outsourced. --- Methodology The survey was conducted online between October 14 and 18, 2004 among 2,224 U.S. adults, aged 18 and over, of whom 1,112 are full time employees and 1,112 are

employers (full time employees or self employed whose job responsibilities include making hiring decisions.) Figures for age, sex, race, education, region and household income were weighted where necessary to bring them into line with their actual proportions in the population. Propensity weighting was also done to adjust for respondents' propensity to be online.

In theory, with probability samples of this size, one can say with 95 percent certainty, that the results for the overall sample have a statistical precision of plus or minus 2 percentage points. Statistical precision for the smaller samples: U.S. adult employees (1,112), U.S adult employers (1,112), U.S. adults who support Bush (1,055), U.S. adults who support Kerry (1,029), Democrats (679) and Republicans (718) are higher and vary. This online sample is not a probability sample.

About Harris Interactive® Harris Interactive Inc. (www.harrisinteractive.com), the 13th largest and fastest-growing market research firm in the world, is a Rochester, N.Y.-based global research company that blends premier strategic consulting with innovative and efficient methods of investigation, analysis and application. Known for The Harris Poll® and for pioneering Internet-based research methods, Harris Interactive conducts proprietary and public research to help its clients achieve clear, material and enduring results.

Harris Interactive combines its intellectual capital, databases and technology to advance market leadership through U.S. offices and wholly owned subsidiaries: London-based HI Europe (www.hieurope.com), Paris-based Novatris (www.novatris.com), Tokyo-based Harris Interactive Japan, through newly acquired WirthlinWorldwide (www.wirthlinworldwide.com), a Reston, Virginia-based research and consultancy firm ranked 25th largest in the world, and through an independent global network of affiliate market research companies.

Harris Interactive and The Harris Poll are registered trademarks, the Harris Poll Online is a service mark, all are owned by Harris Interactive Inc. and used in Europe by contract with Taylor Nelson Sofres.

Randstad Holding nv

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, Profcore and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Randstad Holding nv
Diemermere 25, Diemen
P.O. Box 12600, NL-1100 AP Amsterdam z.o.

randstad holding

Press release

Date
September 30, 2004

For more information
Sandra van Campen/ Frans Cornelis

Telephone
+31 20 569 56 23

Randstad acquires Swedish staffing company Arvako

Randstad Group announces that it has acquired 100% of the shares of the Swedish staffing company Arvako AB. Arvako is one of the staffing pioneers in Sweden and is now one of the largest private staffing organizations in Sweden. Arvako will be consolidated from September 29, 2004.

Arvako was founded in 1988 and is active in Gothenburg, Malmö and Stockholm. Arvako operates mainly in the industrial and logistics segment. With 20 corporate employees Arvako employs over 300 flexworkers. Revenue in 2003 amounted to € 8.3 million and further growth is expected.

This transaction fits well with Randstad Group's strategy to use bolt-on acquisitions to achieve targeted market positions more rapidly in new markets. Randstad can better service the demand of its international clients for flexworkers in the Scandinavian market now it has offices in Denmark and in Sweden.

Danske Bank Corporate Finance has acted as financial advisors to Randstad in this transaction.

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, Otter-Westelaken and Profcore. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

randstad holding

Randstad included in Dow Jones Sustainability Index

Randstad Holding nv has been included in both the Dow Jones Sustainability World Index (DJSWI) and the Dow Jones Stoxx Sustainability Index (DJSSI). The new indexes have come into effect with the opening of equity markets on September 20, 2004. This is the first time Randstad is included. Dow Jones makes an annual assessment of companies` economic, environmental and social performance, based on more than 50 general and industry specific criteria.

The Randstad Group scored among the best in class on the so-called 'social dimension' and scored also above average in the 'economic dimension'. The partnership with VSO, signed in June of this year, is one of the more recent initiatives that show Randstad's commitment to corporate social responsibility. However, Randstad's engagement started as early as the 1960s, when the company was established. For example, in many of our markets we work with local partners to develop initiatives to help the unemployed to enter the labor market.

The Dow Jones index is one of the most prominent indexes addressing the increased interest in sustainable investment. The Dow Jones Sustainability World Index includes over 300 companies from 24 countries. The pan-European sustainability benchmark, the Dow Jones Stoxx Sustainability Index, includes 167 companies from 13 countries. Both indexes mirror the sector distribution of the corresponding mainstream equity benchmarks. DJSI-based assets under management amount to nearly € 3 billion spread over 46 DJSI licensees.

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New chairman Supervisory Board

Randstad Holding nv announces the resignation of the chairman of its Supervisory Board, Mr. Karel Vuursteen, with immediate effect. Mr. Vuursteen is stepping down for personal reasons.

He will be succeeded as chairman by Mr. Fritz Fröhlich (1942), who has been a Supervisory Director with Randstad since May 2003. Mr. Fröhlich has worked in management positions with various companies. From 1991 until his retirement in April 2004 he worked with Akzo Nobel N.V, where he was appointed Deputy Chairman and Chief Financial Officer in 1998. He currently holds Supervisory Board memberships with a number of international companies

The Supervisory Board expects to fill the membership vacancy resulting from Mr. Vuursteen's withdrawal in due course.

Mr. Vuursteen was appointed member of the Supervisory Board in 2000 and became Chairman in May 2003. The Executive Board is most grateful for Mr. Vuursteen's support and commitment and his valuable contribution to Randstad. We welcome Mr. Fröhlich's international management experience and financial expertise.

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Poland

Randstad Holding nv hereby announces that it is in advanced discussions with the shareholders of Intersource Holding Sp. z o.o., a temporary staffing company in Poland.

Depending on a satisfactorily outcome of the due diligence conducted, Randstad expects to reach final agreement on the proposed acquisition within a couple of weeks. Further announcements will be made immediately afterwards.

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Randstad jumps to market leadership in Poland

Randstad Holding nv announces that negotiations with the shareholders of Intersource Sp. z o.o. have been finalized. Randstad Group acquires 100% of the shares of Intersource, a leading staffing agency in Poland. This acquisition is subject to approval from the Consumer and Competition Protection Office. Intersource operates mainly under the brand name TempService in the Polish market. In addition Randstad Group also acquires all shares of Job Net Sp. z o.o., another well known staffing agency in Poland. The combination of both companies with Randstad's own presence in Poland will create the leading staffing company in Poland.

"Last April, we opened our first office in Warsaw. Now, we are very excited about this opportunity to team up with Intersource and Job Net," says Ben Noteboom, CEO Randstad Holding. "Poland is important for us, it is one of the new staffing markets in Europe with great potential in the mid-term. Many national and international companies are investing in Poland. For many of these, usage of flexworkers is increasingly common and the client base is increasing rapidly. Equally important is that we have found a good fit with the management teams of these companies. So I also want to welcome all Intersource and Job Net employees as new members of the Randstad family. With this team, I am sure we will be able to extend our position in the Polish market," Ben Noteboom, Randstad's CEO, said.

Randstad in Poland The Polish staffing market is strategically an important market for Randstad. Randstad always had the ambition to become the market leader. Poland has a total population of 38 million and became a member of the European Union on May 1st of this year. The Polish staffing market grew by approximately 30% in 2003. Total market value of the temporary staffing market, the employee leasing market and the permanent employment services market amounts to an estimated € 130 to € 150 million. The market is still in its early stages of development, but specific legislation for the staffing market has been put in place per January 2004. Staffing penetration is around 0.4%.

Intersource Intersource was established in 1994 and provides services throughout Poland. Intersource is one of the market leaders in the Polish market. The company employs around 120 corporate employees, on average 3100 flexworkers are put to work daily. Intersource is active in staffing services, employee leasing, specialty staffing and permanent placement. Revenue of Intersource in 2003 amounted to € 22.75 million at current rate. For additional information: www.intersource.com.pl Job Net Job Net was established in 1999 and provides services mainly in the Warsaw metropolitan area. The company employs 12 corporate employees and on average 220 flexworkers are put to work daily. Job Net is active in staffing services, employee leasing and permanent placement. Revenue of Job Net

in 2003 amounted to € 1.8 million at current rate. For additional information: www.jobnet.com.pl

Both companies were profitable in 2003 and are expected to grow further in 2004.

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Randstad Q2 results: earnings per share (before amortization goodwill) tripled to € 0.31, organic* revenue growth of 11%

Highlights Q2

- Organic growth strategy is yielding results: double digit growth in major markets and market share gained through focused execution of standardized market approach
- Net income up by 183% to € 37.1 million (Q2 2003: € 13.1 million)
- First revenue growth in the Netherlands in four years
- Productivity up 12% from Q2 2003
- Operating expenses down to 17.5% of revenue (Q2 2003: 19.1%)
- Gross margin is 20.9% after adjustment for the release of a provision of € 5 million (Q2 2003: 20.8%)
- Total specialty revenue in business mix currently 25%. Specialty roll-out in 'copy and paste' format gaining speed: 20 new units operational
- Outlook Q3 2004: diluted earnings per share before amortization goodwill of at least € 0.38 (Q3 2003: € 0.24)

"I'm very proud of all the people in our organization" says Ben Noteboom, CEO Randstad Holding. "We tripled our profitability, with a good gross margin performance from Germany. Equally important is that we have grown faster than the market in almost every area, with very good performances in Italy, Spain and Belgium. Whether it is for specialty concept introductions, new HR solutions products, or online transactions: the results are quite encouraging, and our clients recognize the added value. After our initial experiences in Poland, we are now studying further expansion in Eastern Europe and Asia. And finally, we are now also showing some growth in the Netherlands. Throughout the quarter, overall performance kept improving slowly but surely, and we're confident about our ability to maintain this performance."

In millions of €	Q2 2004	Q2 2003	Ytd 2004	Ytd 2003
Revenue	1,403.2	1,276.6	2,657.3	2,494.0
Organic growth*	11%		8%	
Operating expenses	245.3	244.1	479.9	494.7
Operating profit	53.0	20.8	75.8	18.4
Net income	37.1	13.1	52.5	9.8
In €				
Diluted earnings per ordinary share before amortization goodwill	0.31	0.10	0.43	0.06

Second quarter and half-year results 2004

Revenue totaled € 1,403.2 million, up 10% from the same quarter last year (Q2 2003: 1,276.6 million). Adjusted for currency fluctuations and acquisition effects, 11% growth was realized. Year-to-date revenue growth amounted to 7% (organic 8%). High (organic) revenue growth was realized in Italy (42%), Spain (31%), Belgium (18%), North America (14%) and Germany (14%). The other countries also showed considerable growth, and in the Netherlands revenue grew by a modest 2% - the first growth in four years. Randstad gained market share in all markets, except Switzerland.

Included in the gross margin for the second quarter is the release of a provision (€ 5 million) relating to wage tax risks in the Netherlands. Corrected for this release, a gross margin of 20.9% was realized in Q2. Even though some commercial margin pressure continues to exist, the normal seasonal pattern is visible. The gross margin improved sequentially (Q1 2004: 20.5%). In the Netherlands, the adjusted gross margin declined slightly in Q2 to 24.7% (Q2 2003: 25.2%). Adjusted for currency fluctuations and acquisition effects, year-to-date Group gross profit improved by 9% and amounted to € 555.7 million.

Operating expenses were nearly flat compared to Q2 2003 (€ 245.3 million versus € 244.1 million). Total headcount is down by an average of 330 FTE compared to Q2 last year. Personnel costs increased compared to Q2 2003 due to both higher performance-related bonus accruals and annual salary increases. The Group has increased investments in growth areas (people and branches), specialties (now 25% of revenue) and new products and markets. Marketing efforts have also increased in line with the strategic objective of strengthening the brands. IT expenses continued to move downwards. The year-to-date operating expenses were 3% below prior year (€ 479.9 million compared to € 494.7 million).

Consistent with the improvement in operating profit, cash flow from operations before operating working capital increased in the second quarter to € 58.9 million (Q2 2003: 37.7 million). Trade receivables increased in line with stronger revenue development. The average DSO in the quarter was 55 days (Q2 2003: 56 days). Cash flow from operations amounted to a negative € 35.7 million (a negative € 32.5 million in Q2 2003), which was according to the normal seasonal pattern. The second quarter includes payments of holiday allowances and dividend payments. On June 30, 2004 net debt was € 1.5 million (June 30, 2003: € 204.8 million).

Results by segment

Mass-customized Europe: leverage effect fully visible

In Q2, mass-customized revenue grew organically by 10% to € 955.9 million (€ 861.9 million in Q2 2003). Gross profit increased organically by 13% to € 216.8 million, while operating profit improved organically by 82% to € 50.3 million from € 27.6 million, with a corresponding operating margin of 5.3% (3.2% in Q2 2003). This leverage effect was achieved through the use of the available surplus capacity in our branch network. Although surplus capacity

still remains, in a number of countries new corporate personnel is being hired to meet increased demand. In line with our aim to increase the level of specialty revenue in our business mix, 20 new specialty units were started.

In-house services Europe: increasing efficiency

The in-house services concept is experiencing strong demand in all markets. The uniqueness of the concept and the overall economic recovery are driving this growth. Revenue totaled € 114.8 million (Q2 2003: € 101.3 million), an organic increase of 13%. Pricing pressure somewhat muted the improvement in gross profit, which grew organically by 10% to € 15.5 million (Q2 2003: € 14.1 million). However, as a result of improved operational efficiency, operating profit more than doubled (€ 3.8 million compared to € 1.5 million in Q2 2003).

Mass-customized and in-house services North America: strong revenue growth, gross margin 18.1%

Revenue growth accelerated in our north american operations to 14% year-over-year in local currency, following growth of 9% in the first quarter. The administrative segment showed growth, as did our specialty business and permanent placement business. The strongest growth was realized in our light-industrial business. Changes in the business mix and higher social insurance costs compared to 2003 continued to impact the gross margin, which amounted to 18.1% (Q2 2003: 18.3%), with a sequential improvement of 0.4%-point (Q1 2004: 17.7%). The operating result improved significantly, from a loss of € 1.8 million in Q2 2003 to a profit of € 2.7 million in Q2 2004.

Yacht: profitability strengthened, turning the corner into growth

For the first time in three years, Yacht's revenue exceeded last year's level. Revenue totaled € 53.8 million (Q2 2003: € 53.1 million), a growth of 1%. This revenue turnaround is due to increased demand in the engineering and finance segments. The gross margin for Q2 was 28.1% and the operating margin was 4.3% (Q2 2003: 23.9% and a negative 3.2%, respectively).

Other developments

As part of its expansion strategy, Randstad has moved into Eastern Europe. In the second quarter, the first flexworkers began working for Randstad Poland. Randstad Hungary will commence operations shortly. Opportunities are also being explored in Asia.

The launch of HR solutions in Belgium has been very successful, and we are gaining new clients every week. In the Netherlands, the development of new services is in progress, and an HR scan was developed to analyze the efficiency of our clients' HR departments.

During the second quarter it became clear that most likely it will be possible to finalize the liquidation of terminated activities before year-end. This will

result in a tax profit of € 10-15 million in Q4 2004. Consequently, in that case the estimated 2004 tax rate will be approximately 22-24%.

The overall economy of the United States shows signs of robust recovery, and prospects for Randstad North America are improving. If these developments continue, it is anticipated that a reassessment of the valuation of deferred tax assets relating to Randstad North America will become necessary in 2005. In that case, the tax burden is expected to be approximately 19-21% in both 2005 and 2006.

In 2005, Randstad Holding will adopt the International Financial Reporting Standards (IFRS). Based on the information that is currently available, some issues that will affect Randstad have been identified. These were already described in our 2003 annual report. Except for the presentation of the preferred shares, the overall impact on the Randstad balance sheet and income statement is not likely to be significant. Further information can be found on our website: www.randstad.com.

VSO

Randstad has signed a partnership with VSO (Voluntary Service Overseas), an international development organization that works through volunteers. VSO does not send food or money, but takes a people to people approach. VSO places volunteers from a wide range of professions. By mobilizing the resources of both parties, the Randstad Group and VSO aim to create synergies between their core competences. With Randstad's help, VSO will be able to increase its ability to recruit and place volunteers with local partners in developing countries. There are also opportunities for Randstad employees and flexworkers to become actively involved in the partnership by volunteering for VSO themselves and by participating in fundraising activities to support VSO's work.

Outlook

Assuming current market trends will continue, we anticipate diluted earnings per ordinary share (before amortization goodwill) to amount to at least € 0.38 in the third quarter of 2004 (Q3 2003: € 0.24).

Financial agenda

Publication third quarter results
November 3, 2004

Publication fourth quarter results
February 17, 2005

Publication first quarter results
May 4, 2005

General Meeting of Shareholders

May 10, 2005

Conference call

Today, at 13.00 CET, Randstad Holding will host an analyst meeting. Invitations have been issued to participants. It is also possible to dial in to the meeting on telephone number + 31 (0)20 796 5012. A replay of the presentation and the Q & A will be available on our website as of Thursday, August 5.

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Otter-Westelaken and Profcore. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions €	Three months ended June 30 2004	2003	Change 2004/2003	Six months ended June 30 2004	2003	Change 2004/2003
Revenue	1,403.2	1,276.6	10%	2,657.3	2,494.0	7%
Cost of services	1,104.9	1,011.7	9%	2,101.6	1,980.9	6%
Gross profit	298.3	264.9	13%	555.7	513.1	8%
Personnel expenses	162.8	161.1		321.3	326.3	
Depreciation tangible fixed assets	10.6	12.9		21.0	26.6	
Amortization goodwill	0.9	0.5		1.9	1.1	
Other operating expenses	71.0	69.6		135.7	140.7	
Total operating expenses	245.3	244.1	0%	479.9	494.7	-3%
Operating profit	53.0	20.8	155%	75.8	18.4	312%
Financial income and expenses	-0.5	-1.9		-1.5	-4.0	
Income from ordinary operations before taxes	52.5	18.9		74.3	14.4	
Taxes on income	-15.4	-5.8		-21.8	-4.6	
Net income	37.1	13.1	183%	52.5	9.8	436%

	2004	2003		2004	2003	
Gross margin	21.3%	20.8%		20.9%	20.6%	
EBITDA margin	4.6%	2.7%		3.7%	1.8%	
Operating margin	3.8%	1.6%		2.9%	0.7%	
Net margin before amortization goodwill	2.7%	1.1%		2.0%	0.4%	
EPS calculation						
Net income	37.1	13.1		52.5	9.8	
Amortization goodwill (after taxes)	0.9	0.5		1.9	1.1	
Net income before amortization goodwill	38.0	13.6		54.4	10.9	
Preferred dividend	2.1	2.1		4.3	4.3	
Net income for ordinary shareholders before amortization goodwill	35.9	11.5		50.1	6.6	
Net income for ordinary shareholders	35.0	11.0		48.2	5.5	
Earnings per ordinary share (€)	0.30	0.10		0.42	0.05	
Earnings per ordinary share before amortization goodwill (€)	0.31	0.10		0.43	0.06	
Average number of ordinary shares outstanding (mln)	115.3	115.3		115.3	115.3	
Diluted earnings per ordinary share (€)	0.30	0.10		0.42	0.05	
Diluted earnings per ordinary share before amortization goodwill (€)	0.31	0.10		0.43	0.06	
Average diluted number of ordinary shares outstanding (mln)	115.7	115.3		115.7	115.3	

Information by segment
(unaudited)

Three months ended June 30

In millions €	2004	2003	Change 2004/2003	Organic change
Revenue				
Mass-customized Europe	955.9	861.9	11%	10%
Mass-customized North America	271.0	261.0	4%	10%
In-house services Europe	114.8	101.3	13%	13%
In-house services North America	10.8	-	-	-
Yacht	53.8	53.1	1%	1%
Corporate / eliminations	-3.1	-0.7		
Total revenue	1,403.2	1,276.6	10%	11%
Gross profit				
Mass-customized Europe	216.8	190.4	14%	13%
Mass-customized North America	49.6	47.8	4%	10%
In-house services Europe	15.5	14.1	10%	10%
In-house services North America	1.3	-	-	-
Yacht	15.1	12.7	19%	19%
Corporate / eliminations	0.0	-0.1		
Total gross profit	298.3	264.9	13%	13%
Operating profit				
Mass-customized Europe	50.3	27.6	82%	82%
Mass-customized North America	2.7	-1.8	250%	261%
In-house services Europe	3.8	1.5	153%	153%
In-house services North America	0.0	-	-	-
Yacht	2.3	-1.7	235%	235%
Corporate / eliminations	-6.1	-4.8		
Total operating profit	53.0	20.8	155%	155%

Six months ended June 30

	2004	2003	Change 2004/2003	Organic change
Revenue				
Mass-customized Europe	1,820.3	1,684.8	8%	7%
Mass-customized North America	505.3	516.8	-2%	8%
In-house services Europe	212.1	186.8	14%	14%
In-house services North America	18.5	-	-	-
Yacht	105.8	108.9	-3%	-3%
Corporate / eliminations	-4.7	-3.3		
Total revenue	2,657.3	2,494.0	7%	8%
Gross profit				
Mass-customized Europe	402.7	364.9	10%	9%
Mass-customized North America	91.5	94.2	-3%	7%
In-house services Europe	29.3	26.1	12%	12%
In-house services North America	2.3	-	-	-
Yacht	30.0	28.2	6%	6%
Corporate / eliminations	-0.1	-0.3		
Total gross profit	555.7	513.1	8%	9%
Operating profit				
Mass-customized Europe	74.1	36.9	101%	100%
Mass-customized North America	2.1	-8.0	126%	136%
In-house services Europe	6.2	1.7	265%	265%
In-house services North America	0.0	-	-	-
Yacht	4.0	-2.2	282%	282%
Corporate / eliminations	-10.6	-10.0		
Total operating profit	75.8	18.4	312%	310%

Information by geography
(unaudited)

In millions €	Three months ended June 30			
	2004	2003	Change 2004/2003	Organic change
Revenue				
Netherlands	516.2	506.4	2%	1%
Germany	144.7	127.4	14%	14%
Belgium/Luxembourg	161.8	136.8	18%	18%
France	100.4	90.1	11%	9%
Spain	98.8	75.5	31%	31%
United Kingdom	40.3	35.2	14%	9%
Italy	39.8	28.0	42%	42%
Other European countries	19.4	16.2	20%	21%
North America	281.8	261.0	8%	14%
Total revenue	1,403.2	1,276.6	10%	11%
Gross profit (% on revenue)				
Netherlands	25.7%	25.2%		
Germany	26.1%	19.5%		
Belgium/Luxembourg	18.4%	17.2%		
France	13.3%	14.3%		
Spain	15.0%	16.0%		
United Kingdom	19.4%	19.9%		
Italy	19.1%	19.3%		
Other European countries	18.8%	22.2%		
North America	18.1%	18.3%		
Total gross profit	21.3%	20.8%		

	Six months ended June 30			
	2004	2003	Change 2004/2003	Organic change
Revenue				
Netherlands	1,001.3	998.6	0%	-1%
Germany	275.2	241.0	14%	14%
Belgium/Luxembourg	305.6	267.0	14%	14%
France	187.0	168.4	11%	9%
Spain	179.5	146.8	22%	22%
United Kingdom	77.1	70.8	9%	7%
Italy	72.6	53.5	36%	36%
Other European countries	35.2	31.1	13%	15%
North America	523.8	516.8	1%	11%
Total revenue	2,657.3	2,494.0	7%	8%
Gross profit (% on revenue)				
Netherlands	25.3%	25.0%		
Germany	23.8%	18.7%		
Belgium / Luxembourg	17.9%	17.0%		
France	13.3%	14.3%		
Spain	15.4%	16.2%		
United Kingdom	19.8%	19.4%		
Italy	18.9%	19.1%		
Other European countries	19.3%	22.2%		
North America	17.9%	18.2%		
Total gross profit	20.9%	20.6%		

Consolidated balance sheet
(unaudited)

In millions €	June 30, 2004	June 30, 2003	December 31, 2003
Intangible fixed assets	11.6	7.4	12.9
Tangible fixed assets	108.0	127.8	113.3
Financial fixed assets	388.1	359.3	372.1
Fixed assets	507.7	494.5	498.3
Receivables	1,059.2	1,005.7	990.9
Cash and cash equivalents	204.8	94.7	185.6
Currents assets	1,264.0	1,100.4	1,176.5
Current liabilities	784.6	698.6	732.0
Working capital	479.4	401.8	444.5
Capital employed	987.1	896.3	942.8
Long-term debt	123.4	200.8	123.6
Provisions	481.1	392.4	465.4
Shareholders' equity	382.6	303.1	353.8
	987.1	896.3	942.8

Operating working capital	357.5	405.8	347.8
Operating capital employed	465.5	533.6	461.1
Interest-bearing debt	206.3	299.5	203.9
Net debt	1.5	204.8	18.3
Balance sheet total	1,771.7	1,594.9	1,674.8

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
Operating profit	53.0	20.8	75.8	18.4
Depreciation tangible fixed assets	10.6	12.9	21.0	26.6
Amortization goodwill	0.9	0.5	1.9	1.1
Provisions	-9.4	6.0	-12.3	4.0
Income taxes received / (paid)	3.8	-2.5	72.1	-3.0
Cash flow from operations before operating working capital	58.9	37.7	158.5	47.1
Current receivables	-112.6	-47.7	-144.5	-18.3
Current non-interest bearing liabilities	18.0	-22.5	58.6	-13.9
Operating working capital	-94.6	-70.2	-85.9	-32.2
Cash flow from operations	-35.7	-32.5	72.6	14.9
Investments in tangible fixed assets	-10.3	-10.4	-19.0	-16.1
Disposal of real estate 2002	-	-	-	34.5
Disposal of tangible fixed assets	0.2	0.5	4.0	1.0
Acquisition of group companies	-	-	-0.8	-1.8
Cash flow from investments	-10.1	-9.9	-15.8	17.6
Free cash flow	-45.8	-42.4	56.8	32.5
Long-term debt	0.3	-0.2	-0.3	-4.0
Financial fixed assets	1.9	-	-0.2	-0.8
Short-term interest-bearing debt	29.3	24.4	1.3	-109.2
Financing	31.5	24.2	0.8	-114.0
Financial income and expenses	-0.5	-1.9	-1.5	-4.0
Dividend paid on ordinary shares	-28.8	-19.6	-28.8	-19.6
Dividend paid on preferred shares B	-8.6	-8.6	-8.6	-8.6
Reimbursement to financiers	-37.9	-30.1	-38.9	-32.2
Cash flow from financing	-6.4	-5.9	-38.1	-146.2
Translation differences	0.1	-0.2	0.3	-0.4
Net cash flow	-52.1	-48.5	19.0	-114.1
Changes in cash through acquisitions of group companies	-	-	0.2	-
Changes in cash and cash equivalents	-52.1	-48.5	19.2	-114.1

Changes in shareholders' equity
(unaudited)

In millions €	2004	2003
April 1	373.5	321.4
Net income for the period	37.1	13.1
Translation differences	0.8	-11.8
Dividend paid on ordinary shares	-28.8	-19.6
June 30	382.6	303.1

Changes in shareholders' equity

In millions €	2004	2003
January 1	353.8	334.5
Net income for the period	52.5	9.8
Translation differences	5.1	-21.6
Dividend paid on ordinary shares	-28.8	-19.6
June 30	382.6	303.1

randstad holding

Randstad acquires Assist Interim in Belgium

Diemen, December 7, 2004

Randstad Group announces that it has taken over the Belgian staffing company Assist Interim. This company is specialized in paramedical personnel, with branches in Brussels, Liège, Charleroi and Mechelen. Assist Interim is the market leader in this segment in Brussels and Wallonia. Randstad Belgium already was the market leader in the paramedical sector in Flanders.

The acquisition fits in the Randstad strategy to use selective local acquisitions to enhance its position in specific segments. The purchase of Assist Interim neatly rounds out Randstad's package of HR services on offer to the medical sector.

"We bought Assist Interim because they have a solid reputation in providing paramedical services. Randstad can build on this, growing organically in the medical sector. Assist Interim's professional and dedicated employees, coupled with their solid client base, reinforces Randstad's position in the medical sector," says Stef Witteveen, managing director of Randstad Belgium. "With the added capacity and expertise, we look forward to serving all our client needs in the future".

Established in 1999, Assist Interim had a revenue of € 10.3 million in 2003, and has considerable potential for further growth.

The acquisition further strengthens Randstad's leading position in the Belgian staffing market. For additional information, see also the website of Randstad Belgium at www.randstad.be.

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randstad holding

Randstad responds to news items about Dutch government audit of identity documents

Randstad is a strong advocate for countering abuse in the workplace, and the misuse of identity papers. Randstad is aware of the audits by, amongst others, the tax authorities on this issue. These initiatives are supported by Randstad. Randstad has not received any specific claim from the tax authorities.

Over the years, the government has performed audits in the whole staffing sector, including Randstad. Randstad has more than 250,000 flexworkers per year in the Netherlands. The audits did discover some cases where, for instance, a forged identity document was used.

In terms of management, Randstad has always been prudent, and has taken into account the possibility of government tax claims as a result of these audits.

The amounts mentioned in the press concerning Randstad with regard to this audit are not in line with our expected risks on this issue.

Randstad's estimates on these types of risks are constantly assessed.

Randstad does not expect any negative effect on results as a consequence on these issues.

randstad holding

Randstad and Arinso enter into joint agreement to extend their HR Solutions services

Randstad Holding nv and Arinso Netherlands B.V. announce today an agreement to deliver human resource services together. The partnership combines Randstad's 45 year experience in delivering work solutions with Arinso's global IT knowledge and outsourcing experience in human resources. As a part of Randstad's HR Solutions services, this agreement will help clients streamline their HR processes and generate savings.

This complementary partnership will tap the growing market of HR outsourcing services. Randstad HR Solutions offers analysis, implementation, and operation of our clients' HR processes. This can now be combined with Arinso's HR Services and outsourcing capabilities. This allows clients to get a clear view of their entire HR chain enabling them to identify and solve HR bottlenecks. Randstad and Arinso will help clients make efficiency gains, managing the HR process so that they can focus on core activities.

"Companies with HR challenges, or companies that are shifting into high gear in preparation for increased activity, can turn to Randstad's HR Solutions. Together with Arinso, we can conduct an HR scan on a company and suggest improvements to their HR processes and supporting IT systems at 70% of current costs," says Jacques van den Broek, member of the Executive Board at Randstad Holding nv. "After the scan, we can help our clients with the implementation and operation of their improved HR functions."

Andy Verstelle, Managing Director of Arinso Netherlands B.V.: "More and more, organizations strongly focus on their core business. Outsourcing of HR activities keeps organizations 'mean and lean', while being able to offer a high level of HR services to the employees. Together with Randstad we now can offer a complete HR service-delivery".

Randstad is very pleased to enter into this partnership with Arinso, a 10-year-old company with an excellent track record in this sector employing 1,700 professionals in 22 countries worldwide. The partnership fits with Randstad's strategy to not only grow organically by rolling out successful products in more markets, but by introducing new concepts as well.

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